Exhibit 99.1

Kopin Corporation Reports Financial Results for the Fourth Quarter and Full Year 2023

Fourth quarter revenues of $8.6 million and 2023 revenues of $40.4 million

Fifth consecutive quarter of positive book-to-bill

Expects double digit revenue growth in 2024

WESTBOROUGH, MA, March 14, 2024 – Kopin Corporation (Nasdaq: KOPN), a leading provider of application-specific optical solutions for defense, enterprise, industrial, and consumer products, today reported financial results for the fourth quarter and full fiscal year ended December 30, 2023.

Company Highlights

●	Fifth consecutive quarter of positive book-to-bill with greater than $55 million of orders for 2024 as of January 2024
●	Paused production in Westborough manufacturing facility in the fourth quarter of 2023 for additional automation and retooling in anticipation of greater 2024 demand, impacting fourth quarter 2023 revenue
●	New branding and website unveiled in January 2024
●	Expect 2024 revenue growth of at least 20% compared to 2023
●	Continued OLED fabrication transition to U.S. DoD approved facilities
●	Announced Software Defined, Ai enabled NeuralDisplay™ Architecture

“2023 was a transitional year for Kopin, successfully evolving from a leading provider of microdisplay solutions to becoming an application-specific optical solutions provider,” said Michael Murray, Kopin’s Chief Executive Officer. “This shift was underscored in the fourth quarter and into 2024 with additional partnerships and multiple new and follow-on orders, supported by strong new and existing customer engagement and satisfaction. Performance and outlook were supported by our fifth consecutive quarter of positive book to bill, marking a new record for orders.

“We saw continued positive momentum with follow-on orders in the fourth quarter, including a $6.0 million follow-on order for a Thermal Weapon Sight Program. This follow-on order is a testament to our responsiveness and reliability in delivering weapon sights and targeting products in this fast-changing global environment, and the improvements in our manufacturing processes and equipment. Combined with a $20.5 million contract for new thermal weapon sight configuration and several other orders in the first quarter of 2024, the increase in demand would potentially triple our thermal weapon sight production volumes in fiscal year 2024, as compared to 2023.

“As a result of our strong order book, we plan for a significant production increase in 2024. As we discussed in our third quarter of 2023 financial results call, to ensure we execute on this anticipated production ramp in 2024, we took additional steps and extended our planned 2023 holiday shut down period to improve production flow for long-term profitability. These preparations included a temporary pause in production to retool, adding new automation, and clean our manufacturing facilities at the end of the fourth quarter, which had an impact on the quarter’s revenues.

Mr. Murray concluded: “We start 2024 with a strong order book, new customer engagements and positive internal morale, strengthening Kopin for significant and sustainable revenue growth needed to achieve profitability. We have increased our 2024 order cover with higher prices on several key programs and believe there are opportunities for additional follow-on orders and several new customer development orders which we expect to receive soon. Our sales funnel is strong and our increased emphasis and resources focused on business development are paying off. As we look forward, our foundation of innovation paired with our core capabilities serve as the bedrock for our progression into application-specific optical solutions and advanced software-defined AI-enabled microdisplays. We believe Kopin is well positioned to deliver these exciting new technologies and deliver long-term growth for our shareholders.”

Fourth Quarter Financial Results

Total revenues for the fourth quarter ended December 30, 2023, were $8.6 million, compared to $12.2 million for the fourth quarter ended December 31, 2022. Product revenues for the fourth quarter ended December 30, 2023, were $6.8 million, compared to $8.7 million for the fourth quarter ended December 31, 2022. The decrease in product revenues was a result of lower defense and industrial product revenues, which decreased by $1.0 million and $0.6 million, respectively, year over year. In the fourth quarter of 2023, funded research and development revenues decreased by $1.6 million due to the completion of certain programs.

Cost of Product Revenues for the fourth quarter of 2023 was $7.2 million, or 106% of net product revenues, compared with $8.9 million, or 103% of net product revenues, for the fourth quarter of 2022.

R&D expenses for the fourth quarter of 2023 were $2.2 million compared to $4.7 million for the fourth quarter of 2022. The decrease in R&D expense is attributable to a decrease in funded research and development expense as certain programs were completed and lower internal expense related to OLED development.

SG&A expenses were $5.9 million for the fourth quarter of 2023, compared to $4.9 million for the fourth quarter of 2022. The increase was primarily due to legal fees associated with our litigation.

Net Loss Attributable to Kopin for the fourth quarter of 2023 was ($6.5) million, or ($0.06) per share, compared with Net Loss Attributable to Kopin of ($6.2) million, or ($0.07) per share, for the fourth quarter of 2022.

Full Year 2023 Financial Results

Total revenues for the year ended December 30, 2023, were $40.4 million, compared to $47.4 million for the year ended December 31, 2022. Product revenues for the year ended December 30, 2023, were $25.9 million, compared to $32.4 million for the year ended December 31, 2022. The decrease in product revenues was a result of lower defense, industrial and consumer product revenues, which decreased by $2.2 million, $3.4 million, and $0.9 million, respectively, year over year. Revenues from the sale of products for defense declined due to lower revenues from thermal weapon sight applications which were partially offset by higher revenues from avionic applications. Revenues from industrial applications declined to lower revenues for products for 3D automated optical inspection (3DAOI) due to continued weakness in the Chinese 3D automated test market and lower revenues from industrial headset applications. Consumer revenues declined in 2023 as compared to 2022 due to lower sales of OLED displays for consumer applications. In the full year 2023, funded research and development revenues decreased by $0.9 million due to decreased funding for new display technology development for U.S. defense programs and OLED display development, which was partially offset by increased funding for armor vehicle targeting system and medical headset development.

Cost of Product Revenues for 2023 was $25.0 million, or 96% of net product revenues, compared with $32.6 million, or 100% of net product revenues in the prior year. Cost of product revenues decreased as a percentage of revenues in 2023 as compared to 2022 primarily due to increased sales of higher margin products for defense applications in 2023 versus 2022 and decreased sales of lower margin products for defense applications in 2023 versus 2022. The Company also implemented several programs and hired additional employees to improve manufacturing quality and efficiency.

R&D expenses for 2023 were $10.8 million compared to $18.7 million for 2022, a 42% decrease year over year. The decrease in R&D expense as compared to the prior year was seen in both funded and internal R&D. Funded R&D expenses were $7.2 million for 2023 as compared to $10.3 million for 2022, a 30% decrease, primarily due to the completion of contracts for defense programs awarded prior to 2023. Internal R&D expenses were $3.6 million for 2023 as compared to $8.4 million for 2022, a 57% decrease, primarily due to decreased OLED development.

Selling, General and Administration (SG&A) expenses were $21.8 million for 2023, compared to $18.0 million for 2022. SG&A for 2023 increased as compared to 2022 primarily due to an increase of approximately $5.0 million in legal and professional fees and $1.0 million in non-cash stock-based compensation, partially offset by a $1.3 million decrease in compensation and benefits.

Net Loss Attributable to Kopin Corporation for the year 2023 was $19.7 million, or $0.18 per share, compared with Net Loss Attributable to Kopin Corporation of $19.3 million, or $0.21 per share, for the year 2022.

Net Cash Used in Operating Activities for 2023 was approximately $15.3 million. Kopin’s cash and equivalents and marketable securities were approximately $17.9 million at December 30, 2023 as compared to $12.6 million at December 31, 2022. In the first quarter of 2024 the Company sold 3.1 million shares of its common stock for gross proceeds of $7.5 million under its At The Market (ATM) program.

All amounts above are estimates and readers should refer to the Form 10-K for the fiscal year ended December 30, 2023, for final disposition as well as important risk factors.

Earnings Call and Webcast

Kopin management will host the conference call, followed by a question and answer session.

Date: Thursday, March 14, 2024

Time: 4:30 PM Eastern Time (1:30 PM Pacific Time)

U.S. dial-in number: 800-274-8461

International number: 203-518-9843

Webcast: 4Q23 Webcast Link

The Company will also provide a link at https://www.kopin.com/investor-overview/ for those who wish to stream the call via webcast. Please call the conference telephone number 5-10 minutes prior to the start time.

A telephonic replay of the conference call will also be available through March 21, 2024.

Toll-free replay number: 844-512-2921

International replay number: 412-317-6671

Replay passcode: 1155187

About Kopin

Kopin Corporation is a leading developer and provider of innovative display and optical technologies sold as critical components and subassemblies for defense, industrial and consumer products. Kopin’s technology portfolio includes ultra-small Active-Matrix Liquid Crystal displays (AMLCD), Liquid Crystal on Silicon (LCOS) displays and Organic Light Emitting Diode (OLED) displays, a variety of optics, and low-power ASICs. For more information, please visit Kopin’s website at www.kopin.com. Kopin is a trademark of Kopin Corporation.

Forward-Looking Statements

Statements in this press release may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are subject to the safe harbor created by such sections. Words such as “expects,” “believes,” “can,” “will,” “estimates,” and variations of such words and similar expressions, and the negatives thereof, are intended to identify such forward-looking statements. We caution readers not to place undue reliance on any such “forward-looking statements,” which speak only as of the date made, and advise readers that these forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates, and assumptions by us that are difficult to predict. These forward-looking statements may include statements with respect to our projected increase in demand for our thermal weapons displays; and our belief that there are opportunities for additional follow-on orders and several new customer development orders which we expect to receive soon. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including without limitation our ability to produce thermal weapons displays in adequate quantities to meet projected demand, the outcome of any litigation and other factors beyond our control. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as may otherwise be required by the federal securities laws. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in Part I, Item 1A. Risk Factors; Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and other parts of our Annual Report on Form 10-K for the fiscal year ended December 30, 2023, or as updated from time to time our Securities and Exchange Commission filings.

Contact Information

Kopin Corporation

Richard Sneider

Treasurer and Chief Financial Officer

rsneider@kopin.com

MZ Contact

Brian M. Prenoveau, CFA

MZ Group – MZ North America

KOPN@mzgroup.us

+561 489 5315

Kopin Corporation

Condensed Consolidated Balance Sheets

(Unaudited)

	December 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash, restricted cash and marketable securities	$17,902,685	$12,647,656
Accounts receivable, net	9,706,036	6,537,891
Inventory	7,601,806	6,426,400
Contract assets and unbilled receivables	3,409,809	4,068,364
Prepaid and other current assets	1,210,207	1,180,362

Total current assets	39,830,543	30,860,673

Plant and equipment, net	2,163,417	1,831,641
Operating lease right-of-use assets	2,504,909	3,168,520
Equity investments	4,688,522	7,721,206
Other assets	124,925	170,132

Total assets	$49,312,316	$43,752,172

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,076,759	$5,438,980
Accrued expenses	5,564,187	6,027,485
Accrued Compensation	790,000	790,000
Customer deposits	408,156	-
Deferred tax liabilities	470,884	482,739
Contract liabilities and billings in excess of revenue earned	916,826	930,500
Operating lease liabilities	651,503	786,928

Total current liabilities	15,878,315	14,456,632

Other long term liabilities	2,092,124	2,728,042
Operating lease liabilities, net of current portion	1,832,982	2,576,883

Total Kopin Corporation stockholders’ equity	29,508,895	24,163,297
Noncontrolling interest	-	(172,682)
Total stockholders’ equity	29,508,895	23,990,615
Total liabilities and stockholders’ equity	$49,312,316	$43,752,172

Kopin Corporation

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Revenues:
Net product revenues	$6,764,868	$8,654,525	$25,937,170	$32,420,397
Research and development revenues	1,717,804	3,268,207	13,454,866	14,357,222
Other revenues	94,961	261,625	1,002,141	623,571
	8,577,633	12,184,357	40,394,177	47,401,190
Expenses:
Cost of product revenues	7,193,314	8,882,465	24,952,431	32,558,748
Research and development	2,242,682	4,672,165	10,777,093	18,667,558
Selling, general and administration	5,929,309	4,852,964	21,842,157	17,965,097
	15,365,305	18,407,594	57,571,681	69,191,403

Loss from operations	(6,787,672)	(6,223,237)	(17,177,504)	(21,790,213)

Other income, net	337,700	101,999	(2,414,715)	2,607,948

Loss before provision for income taxes and net loss	(6,449,972)	(6,121,238)	(19,592,219)	(19,182,265)
attributable to noncontrolling interest

Tax provision	(39,000)	(36,000)	(156,000)	(144,000)

Net loss	(6,488,972)	(6,157,238)	(19,748,219)	(19,326,265)

Net loss attributable to noncontrolling interest	-	68	-	348

Net loss attributable to Kopin Corporation	$(6,488,972)	$(6,157,170)	$(19,748,219)	$(19,325,917)

Net loss per share:
Basic	$(0.06)	$(0.07)	$(0.18)	$(0.21)
Diluted	$(0.06)	$(0.07)	$(0.18)	$(0.21)

Weighted average number of common shares outstanding:
Basic	110,596,543	91,739,459	108,976,245	91,429,106
Diluted	110,596,543	91,739,459	108,976,245	91,429,106

Kopin Corporation

Supplemental Information

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 30, 2023	December 31, 2022	December 30, 2023	December 31, 2022
Display Revenues by Category (in millions)
Defense	$6.1	$7.1	$22.6	$24.8
Industrial/Enterprise	0.6	1.2	2.7	6.1
Consumer	0.1	0.3	0.6	1.5
R&D	1.7	3.3	13.5	14.4
License and Royalties	0.1	0.3	1.0	0.6
Total	$8.6	$12.2	$40.4	$47.4

Stock-Based Compensation Expense
Cost of product revenues	$445,000	$(25,000)	$1,210,000	$95,000
Research and development	308,000	68,000	861,000	436,000
Selling, general and administrative	778,000	(146,000)	1,804,000	737,000
	$1,531,000	$(103,000)	$3,875,000	$1,268,000

Other Financial Information
Depreciation and amortization	$110,000	$57,000	$608,000	$722,000